International Royalty Corporation

Consolidated Financial Statements

December 31, 2005 and 2004

(expressed in thousands of U.S. dollars)

Independent Auditors’ Report

To the Shareholders of

International Royalty Corporation

We have audited the consolidated balance sheets of International Royalty Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004, and the period from May 7, 2003 to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and the period from May 7, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C.

February 10, 2006

(except for note 11, which is as at February 24, 2006)

International Royalty Corporation

Consolidated Balance Sheets

As at December 31, 2005 and 2004

(expressed in thousands of U.S. dollars)

	2005 $	2004 $

Assets

Current assets
Cash and cash equivalents	12,735	811
Short-term investments	1,716	-
Restricted cash (note 5)	1,807	-
Royalty receivable	114	97
Prepaid expenses and other current assets	260	1

	16,632	909

Royalty interests in mineral properties (note 3)	235,962	1,747

Furniture and equipment - net	122	6

Other long-term assets (note 4)	2,449	840

	255,165	3,502

Liabilities

Current liabilities
Accounts payable and accrued liabilities	751	744

Senior secured debentures (note 5)	21,368	-

Future income taxes (note 6)	73,152	-

	95,271	744

Shareholders’ Equity (note 7)

Common shares
Authorized
Unlimited common shares without par value

Issued
57,027,568 (2004 - 5,849,433) common shares	164,176	2,058

Special warrants	-	1,478

Contributed surplus	5,071	80

Deficit	(9,353)	(858)

	159,894	2,758

	255,165	3,502

Nature of operations (note 1)

Subsequent event (note 11)

International Royalty Corporation

Consolidated Statements of Operations

(expressed in U.S. dollars, except number of shares amounts)

	Year ended December 31,		Period from May 7, 2003 to December 31,
	2005 $	2004 $	2003 $

Royalty revenues	425	357	178

Expenses
Amortization	363	277	143
Business development	263	-	-
General and administrative	2,280	636	254
Impairment of royalty interests in mineral properties	64	-	-
Stock-based compensation expense (note 7)	4,992	92	-

	7,962	1,005	397

Loss from operations	(7,537)	(648)	(219)

Other income (expense)
Foreign currency (loss) gain	(85)	3	6
Interest expense	(1,826)	-	-
Interest income	374	-	-

	(1,537)	3	6

Loss before income taxes	(9,074)	(645)	(213)

Current tax expense (note 6)	(7)	-	-
Future tax benefit (note 6)	586	-	-

	579	-	-

Loss for the year	(8,495)	(645)	(213)

Basic and diluted loss per share	(0.17)	(0.08)	(0.03)

Basic and diluted weighted average shares outstanding	49,903,355	8,334,089	6,389,193

International Royalty Corporation

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of U.S. dollars)

	Common shares		Special warrant		Contributed surplus			Total shareholders’
	Number	Amount $	Number	Amount $	Number	Amount $	Deficit $	equity $

Founders’ special warrants	1	-	3,600,000	-	-	-	-	-
Williams Mine warrants (note 3)	-	-	-	-	950,000	28	-	28
Private placement - Initial financing special warrants and financing warrants - net of issuance costs of $238	-	-	4,400,000	2,275	950,000	28	-	2,303
Compensation special warrants	-	-	308,000	159	-	-	-	159
Compensation warrants	-	-	-	-	440,000	36	-	36
Loss	-	-	-	-	-	-	(213)	(213)

Balance at December 31, 2003	1	-	8,308,000	2,434	2,340,000	92	(213)	2,313

Cancellation of founders’ special warrants	-	-	(150,000)	-	-	-	-	-
Consultants’ special warrants granted	-	-	150,000	92	-	-	-	92
Exercise of founders’ special warrants	3,450,000	-	(3,450,000)	-	-	-	-	-
Exercise of consultants’ special warrants	150,000	92	(150,000)	(92)	-	-	-	-
Exercise of initial financing special warrants	1,850,000	956	(1,850,000)	(956)	-	-	-	-
Exercise of financing warrants	399,432	1,010	-	-	(399,432)	(12)	-	998
Loss	-	-	-	--	-	-	(645)	(645)

Balance at December 31, 2004	5,849,433	2,058	2,858,000	1,478	1,940,568	80	(858)	2,758

Shares issued in connection with the IPO (net of issuance costs)	37,790,698	124,253	-	-	-	-	-	124,253
Shares issued in connection with the Unit Offering (net of issuance costs) (note 7)	1,395,360	4,588	-	-	-	-	-	4,588
Shares issued for the purchase of royalty interests in mineral properties (note 3)	8,896,895	31,015	-	-	-	-	-	31,015
Exercise of initial financing special warrants	2,550,000	1,319	(2,550,000)	(1,319)	-	-	-	-
Exercise of compensation special warrants	308,000	159	(308,000)	(159)	-	-	-	-
Shares issued for services	2,249	8	-	-	-	-	-	8
Shares issued into escrow (note 5)	218,023	760	-	-	-	-	-	760
Stock options issued	-	-	-	-	3,978,000	4,992	-	4,992
Warrants exercised	16,910	16	-	-	(16,910)	(1)	-	15
Loss	-	-	-	-	-	-	(8,495)	(8,495)

Balance at December 31, 2005	57,027,568	164,176	-	-	5,901,658	5,071	(9,353)	159,894

International Royalty Corporation

Consolidated Statements of Cash Flows

(expressed in thousands of U.S. dollars)

	Year ended December 31,		Period from May 7, 2003 to December 31,
	2005 $	2004 $	2003 $

Cash flows used in operating activities
Loss for the year	(8,495)	(645)	(213)
Items not affecting cash
Depreciation and amortization	380	281	144
Impairment of royalty interests in mineral properties	64	-	-
Amortization of deferred debenture costs	166	-	-
Accretion of debenture discount	492	-	-
Future income tax	(586)	-	-
Non-cash foreign currency loss (gain)	970	(5)	(4)
Stock-based compensation	4,992	92	-

	(2,017)	(277)	(73)

(Increase) decrease in royalty receivable	(17)	16	(104)
(Increase) decrease in prepaid expenses and other current assets	(254)	12	(13)
Increase in other long-term assets	(111)	-	-
Increase in accounts payable and accrued liabilities	610	88	47

	(1,789)	(161)	(143)

Cash flows used in investing activities
Acquisition of royalty interest in mineral property	(125,567)	-	(2,140)
Purchases of furniture and equipment	(132)	-	(11)
Deferred charges relating to royalty acquisition	(75)	(99)	-
Investment in short-term investments	(1,708)	-	-
Restricted cash	(1,713)	-	-

	(129,195)	(99)	(2,151)

Cash flows from financing activities
Net proceeds from issuance of common shares	120,475	-	-
Net proceeds from unit offering	22,418	-	-
Deferred charges relating to the initial public offering and unit offering	-	(131)	-
Proceeds from issuance of warrants	-	-	2,498
Proceeds from exercise of warrants	15	998	-

	142,908	867	2,498

Increase in cash and cash equivalents	11,924	607	204

Cash and cash equivalents - Beginning of year	811	204	-

Cash and cash equivalents - End of year	12,735	811	204

Supplemental cash flow information (note 9)

Nature of operations

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

During the reporting periods, IRC received substantially all of its revenue from the same operation. During 2006, the Company anticipates that the majority of its revenues will be generated from the Voisey’s Bay Royalty (note 3). The Company is economically dependent upon the operator of the Voisey’s Bay property and the expected revenues there from.

Summary of significant accounting policies

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and all of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. and IRC Nevada Inc. All intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates include the carrying value of royalty interests in mineral properties and the calculation of the fair value of stock-based compensation and warrants. Actual results could differ from those estimates by a material amount.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. In practice, management has used a rolling average of royalty receipts to estimate future receipts.  Since this is not possible with a new operation, the Company will generally record revenues on a cash basis for these operations until sufficient history is available to make a reasonable estimate.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known.  For the years ended December 31, 2005 and 2004, and the period from May 7, 2003 to December 31, 2003, IRC recorded revenue based on actual amounts received.

Translation of foreign currencies

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Loss per share

Basic loss per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted loss per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares for the year ended December 31, 2004 and the period ended December 31, 2003, includes the weighted average effect of common shares that were issuable under the Founders’ Special Warrants, the Initial Financing Special Warrants and the Compensation Special Warrants (note 7). These common shares were issuable for no cash consideration and were not considered contingently issuable for the purpose of the loss per share calculation.

The effect of the outstanding Williams Mine Warrants, the Financing Warrants, the Compensation Warrants and stock options (notes 3 and 7) are not included in the computation of diluted loss per share during the reporting period as their inclusion would be anti-dilutive.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid money market securities and investment deposits, with maturity dates less than three months at the time of acquisition and which are readily convertible into cash.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash, are carried at the lower of amortized cost plus accrued interest and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income in the consolidated statement of operations.

The quoted fair market value of the short-term investments at December 31, 2005 was $1,716,000.

Royalty interests in mineral properties

Royalty interests in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At December 31, 2005, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Furniture and equipment

The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Measurement uncertainty

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

Deferred financing charges

Financing costs related to the issuance of the Senior Secured Debentures have been deferred (included in other long-term assets) and amortized to interest expense over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

Stock options and warrants

The Company determines the fair value of awards to both employees and non-employees, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted is determined based on estimated fair values of the options and the warrants at the time of grant.

Variable Interest Entities

The Company has adopted Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities (VIE)” effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE’s expected losses, or is entitled to receive the majority of the VIE’s expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Royalty interests in mineral properties

	Cost $	Accumulated amortization $	Net $

December 31, 2005
Production stage
Voisey’s Bay Royalty	225,726	-	225,726
Williams Mine	2,168	(782)	1,386
Other	32	(2)	30

	227,926	(784)	227,142

Development stage
Belahouro	817	-	817

Exploration stage
Aviat One	2,211	-	2,211
Pinson	512	-	512

Other	5,280	-	5,280

	8,003	-	8,003

	236,746	(784)	235,962

December 31, 2004
Production stage
Williams Mine	2,168	(421)	1,747

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. (“Archean”), which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada. Total consideration paid was $149.4 million (CA$184.3 million), consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company (“Common Shares”), valued at the Company’s initial public offering (“IPO”) price of CA$4.30 per Common Share, for a total value of CA$31.8 million. In accordance with EIC-124, “Definition of a Business”, the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction, including the related future income tax adjustment of $75.9 million, has been allocated to the Voisey’s Bay Royalty. See note 6 regarding future income tax adjustments.

On August 12, 2003, effective August 1, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams Mine from a private individual. Consideration for the purchase was CA$2,877,000 ($2,139,000) and purchase warrants (the “Williams Mine Warrants”). The Williams Mine Warrants are exercisable for 950,000 of IRC’s Common Shares for CA$3.00 per Common Share. The Williams Mine Warrants are exercisable beginning on February 22, 2005, the closing date of the IPO, until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,000, and are included in royalty interest in mineral properties in the December 31, 2005 and 2004 balance sheets.

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (“BHPB”) (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to 180,189 Common Shares. On April 19, 2005, the Company completed the purchase of 14 royalty interests from BHPB for all of the Common Shares and $65,000. The purchase of a further 5 royalty interests were closed on May 2, 2005 for consideration of $510,000. The acquisition of the three remaining royalty interests for $30,000 is expected to be completed during 2006.

On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross overriding royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the “Hunter Portfolio”). Total consideration paid was 1,162,791 in Common Shares valued at $4,053,000 (CA$5,000,000). See note 6 regarding future income tax adjustment.

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was 158,566 in Common Shares valued at $553,000.

During the year ended December 31, 2005, the Company recorded $363,000 ($277,000 in 2004 and $143,000, inception to December 31, 2003) in amortization expense.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets at December 31, 2005 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. Subsequent to year-end, the Supreme Court of British Columbia ruled on this matter. See note 11.

Other long-term assets

	December 31, 2005 $	December 31, 2004 $

Deferred charges relating to pending royalty acquisitions (note 3)	835	201
Financing costs related to issuance of the Debentures, net of amortization of $166 (note 5)	1,479	-
Deferred charges relating to the IPO and Unit Offering	-	639
Other	135	-

	2,449	840

Senior secured debentures

On February 22, 2005, the Company completed a “Unit Offering” for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account and the first interest payment was paid from this account on August 31, 2005. The remaining balance of $1,413,000 in escrow is included in restricted cash on the balance sheet.

The proceeds received from the Debentures have been reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance at December 31, 2005 are as follows:

	CA$	US$

Senior Secured Debentures payable	30,000	25,740
Unaccreted discount	(5,096)	(4,372)

	24,904	21,368

The Company’s contractual obligation for future principal payments is one lump sum payment of $25,740,000 to be made on February 22, 2011. The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1655.

Income taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 33.62% (35.62% in 2004 and 2003) to loss before income taxes as follows:

	Year ended December 31,		Period from May 7, 2003 to December 31,
	2005 $	2004 $	2003 $

Loss before income taxes	(9,074)	(645)	(213)

Expected income tax benefit	(3,051)	(229)	(76)
Tax effect of:
Change in valuation allowance	(305)	229	76
Stock-based compensation	1,678	-	-
Debenture discount	818	-	-
Resource adjustment	199	-	-
Other	82	-	-

Actual income tax benefit	(579)	-	-

At December 31, 2005 and 2004, IRC has unused Canadian net operating losses of $7,389,000 and $1,526,000 respectively, which expire as follows.

$

2010	592
2011	934
2012	5,863

The Company has recorded a future income tax liability as a component of the cost of the Archean acquisition (Voisey’s Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. Recording of the future income tax liability has resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering. Future tax (assets) liabilities include the following components:

	December 31, 2005 $	December 31, 2004 $

Royalty interests in mineral properties	78,239	189
Share issue costs	(3,112)	-
Net operating loss carry-forward	(2,484)	(502)
Debenture discount	641	-
Other	(132)	8

	73,152	(305)
Less: Valuation allowance	-	305

	73,152	-

Shareholders’ equity

Activity in Common Shares was as follows:

	2005		2004		2003
	Shares	Amount $	Shares	Amount $	Shares	Amount $

Outstanding, beginning of year	5,849,433	2,058	1	-	1	-

Shares issued in connection with the IPO (net of issuance costs)	37,790,698	124,253	-	-	-	-
Shares issued in connection with the Unit Offering (net of issuance costs) (note 5)	1,395,360	4,588	-	-	-	-
Shares issued for the purchase of royalty interests in mineral properties (note 3)	8,896,895	31,015	-	-	-	-
Exercise of founders special warrants	-	-	3,450,000	-	-	-
Exercise of financing warrants	-	-	399,432	1,010	-	-
Exercise of initial financing special warrants	2,550,000	1,319	1,850,000	956	-	-
Exercise of compensation special warrants	308,000	159	-	-	-	-
Shares issued into escrow (note 5)	218,023	760	-	-	-	-
Other activity	19,159	24	150,000	92	-	-

Balance, end of year	57,027,568	164,176	5,849,433	2,058	1	-

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million. Proceeds received from the IPO and the Unit Offering are summarized as follows:

	CA$	US$

Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and expenses of offering	(16,336)	(13,218)

	176,164	142,762

Initial Financing Special Warrants and Financing Warrants

In August 2003, IRC completed a private placement (the “Private Placement”) whereby IRC issued 4,400,000 special warrants (“Initial Financing Special Warrants”) at CA$0.80 each, for gross proceeds of $2,541,000 (CA$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one Common Share for no additional consideration, and approximately 0.216 of a “Financing Warrant”. The Financing Warrant components of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants (described below) and were valued in total at $28,000. The Common Share component of the Initial Financing Special Warrants was valued at $2,275,000.

During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CA$3.00 per Common Share for aggregate proceeds to the Company of $998,000 (CA$1,198,000). The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the IPO, discussed above, for 2,550,000 Common Shares and 550,568 Financing Warrants.

Compensation Special Warrants and Compensation Warrants

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC’s agent for the Private Placement. Each Compensation Special Warrant allowed the holder to acquire one Common Share for no additional consideration and, were recorded at a total value of $159,000. The Compensation Special Warrants were automatically exercised five business days after completion of the Company’s IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005. The Compensation Warrants were valued at $36,000.

Founders’ Special Warrants and Consultant’s Special Warrants

Effective August 1, 2003, IRC issued 3,600,000 founders’ special warrants (“Founders’ Special Warrants”) to the founding members of IRC. Each Founders’ Special Warrant allowed the holder to acquire one Common Share for no additional consideration. In November 2004, all of the Founders’ Special Warrants were exercised for 3,600,000 Common Shares.

Williams Mine Warrants

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams Mine royalty interest (note 3). The Williams Mine Warrants were valued at $28,000.

Stock options

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the “Plan”) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director’s discretion. The exercise price of any option granted is fixed by the Board of Directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee’s death, the option may be exercised by the optionee’s personal representative until the earlier of the option’s expiry date or the first anniversary of the optionee’s death). The term of the options is at the discretion of the Board of Directors, but may not exceed 10 years from the grant date. The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 10% of the then issued and outstanding Common Shares, or exceed 5% of such amount to any one optionee.

During the year ended December 31, 2005, the Company issued 3,978,000 stock options to its directors, officers and employees. The stock options were at a weighted average exercise price of CA$4.19 per share and vested over periods ranging from 0 to 3 years at the time of issuance.

The Company uses the fair value based method of accounting for all stock-based compensation awards. The fair value of the stock options granted during 2005 has been determined to be $6,314,000 (of which $4,992,000 was recognized as expense during 2005) using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6% to 4.0%
Expected dividend yield	Nil
Expected price volatility of the Company’s common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.59

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following summarizes stock options outstanding at December 31, 2005:

Exercise price CA$	Number outstanding	Remaining contractual life	Number exercisable

3.67	50,000	4.5 years	50,000
3.75	978,000	4.9 years	-
3.97	100,000	4.3 years	100,000
4.30	2,500,000	4.1 years	2,500,000
4.80	300,000	4.2 years	300,000

	3,928,000		2,950,000

Related party transactions

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005, 2004 and 2003 was $10,000, $24,000, and $12,000, respectively.

During the years ended December 31, 2005 and 2004, and the period ended December 31, 2003, IRC incurred legal fees of CA$12,000, CA$42,000 and CA$35,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2005 and 2004.

Supplemental cash flow information

	Year ended December 31,		Period from May 7, 2003 to December 31,
	2005 $	2004 $	2003 $

Deferred charges relating to the IPO and Unit Offering included in accounts payable	-	512	-
Deferred charges relating to royalty acquisition included in accounts payable	-	97	-

Financial instruments

Fair value

The fair values of the Company’s cash and cash equivalents, short-term investments, restricted cash, royalty receivable and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures approximates carrying value.

Subsequent event

On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western, discussed in note 3. Subject to Western’s right to appeal the decision (30 days from February 24, 2006), it is anticipated that the acquisition will be able to proceed to completion.